

October 1, 2014

<u>Via Email</u>
Mr. Charles Teelon
Chief Executive Officer
Kopjaggers, Inc.
5920 North Florida Ave.
Hernando, FL 34442

> **Re: Kopjaggers, Inc.**
> **Current Report on Form 8-K**
> **Filed June 20, 2014**
> **File No. 000-54307**
> **Preliminary Information Statement on Form 14C**
> **Filed July 25, 2014**
> **File No. 000-54307**

Dear Mr. Teelon:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: William Eilers, Esq.